Exhibit 99.1

QIWI to Announce Third Quarter 2021 Financial Results on November 23, 2021

NICOSIA, CYPRUS – November 12, 2021 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that it will host a conference call and webcast on Tuesday, November 23, 2021 at 8:30 a.m. ET to review the third quarter 2021 financial results. A press release with the third quarter 2021 financial results will be issued before the market opens on Tuesday, November 23, 2021.

To participate in the conference call, please use the following details:

Date	Tuesday, November 23, 2021

Time	• 8:30 a.m. New-York • 13:30 p.m. London • 16:30 p.m. Moscow

Confirmation Code	13724831

Live call	Toll Free (US) +1 (877) 407-3982 Toll International +1 (201) 493-6780 Toll Free (Russia) 88 00 100 6268
Replay	Toll Free (US) +1 (844) 512-2921 Toll International +1 (412) 317-6671 available since Tuesday, November 23, 2021, 11:30 a.m. ET till Tuesday, December 7, 2021

The call will be webcast live from the Company’s website at https://www.qiwi.com under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed around 15.5 million virtual wallets, over 100,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 140 billion cash and electronic payments monthly connecting over 26 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Investor Relations

+357.25028091

ir@qiwi.com